March 1, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Nixplay Inc.
Amendment No. 4 Offering Statement on Form 1-A Filed on February 10, 2023
File No. 024-12011

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 27, 2023 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Nixplay, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed February 10, 2023

Dilution, page 16

1.	As this is a best-efforts offering with no minimum investment required, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current 100% presentation.

The Company has revised the dilution information presented in the “Dilution” section of the Offering Circular to include a sensitivity analysis reflecting scenarios in which the Company raises 25%, 50%, 75%, and 100% of the maximum offering amount in this offering.

2.	Please revise to include the Bonus Shares in your calculation of the dilution of your common stock.

The Company has decided not to offer Bonus Shares to investors in this offering, and has removed all references to Bonus Shares throughout the Offering Circular. As such, the Company’s dilution calculations in the “Dilution” section of the Offering Circular do not include Bonus Shares.

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Plan of Distribution, page 18

3.	Please disclose clearly that this offering has no minimum condition to closing and describe the implications for investors.

The Company has revised the “Plan of Distribution” section of the Offering Circular to disclose that this offering has no minimum condition to closing, as well as to describe the implications for investors of there being no minimum condition to closing in this offering.

Compensation of Directors and Executive Officers, page 52

4.	Your disclosure that, for the fiscal year ended December 31, 2022, your current directors as a group received a total of $29,500 in compensation appears to be inconsistent with the tabular disclosure in this section. Please revise or advise.

The Company has revised its disclosure in the “Compensation of Directors and Executive Officers” section of the Offering Circular to include compensation received by directors of the Company as a group in all capacities related to the Company for the fiscal year ended December 31, 2022. The Company notes to the Staff that the $29,500 figure previously included in this section was meant to reflect the total amount of compensation paid to directors in 2022 solely in their capacity as directors of the Company. However, the Company notes that the $29,500, while earned in 2022, was not actually received by directors in 2022. The Company has further revised its disclosure in the “Compensation of Directors and Executive Officers” section to clarify this point.

Thank you again for the opportunity to respond to your questions to the offering statement of Nixplay, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Mark Palfreeman

Chief Executive Officer of Nixplay, Inc.

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